UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2015

JACADA LTD.
(Translation of registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

EXPLANATORY NOTE

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Jacada Ltd. (“Jacada”) in connection with its annual general meeting of shareholders (the “Meeting”) that will be held at Jacada’s offices, located at 11 Shenkar Street, Herzliya 46725, Israel, on Friday, January 15, 2016 at 9:00 a.m., Israel time:

1.	Exhibit 99.1: Cover Letter and Proxy Statement, each dated December 21, 2015, being mailed to the shareholders of Jacada in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Jacada for use in connection with the Meeting.

Proposal 4 that appears in the Cover Letter and Proxy Statement that are annexed as Exhibit 99.1 hereto, and in the Proxy Card that is annexed as Exhibit 99.2 hereto, reflects the correction of a typographical error as to the number of ordinary shares, par value NIS 0.04 per share, of Jacada (“Ordinary Shares”) underlying options held by Jacada’s co-CEO, Mr. Guy Yair, that will be subject to accelerated vesting under that proposal. Under Proposal 4, the proposed accelerated vesting will apply to options to purchase 100,000 Ordinary Shares, not 50,000 Ordinary Shares, held by the co-CEO (the latter number had appeared in the Notice of the Meeting that was attached to the Report of Foreign Private Issuer on Form 6-K that had been furnished by Jacada to the Securities and Exchange Commission on December 11, 2015).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: December 21, 2015

Exhibit Index

Exhibit No.	Exhibit Description
99.1
Cover Letter and Proxy Statement, each dated December 21, 2015, being mailed to the shareholders of Jacada in connection with Jacada’s annual general meeting of shareholders that will be held on Friday, January 15, 2016 at 9:00 a.m., Israel time.

99.2	Proxy Card being mailed to the shareholders of Jacada for use in connection with Jacada’s annual general meeting of shareholders that will be held on Friday, January 15, 2016.